02040962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14770

Payless ShoeSource, Inc. 401(k) Profit Sharing Plan
Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

REQUIRED INFORMATION

The following financial statements of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan ("Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibit A and incorporated herein by reference:

(i) Statement of Net Assets Available for Benefits as of December 31, 2001, and

(ii) Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2001.

EXHIBITS

23.1 Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned there unto duly authorized.

Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

By:

Jay A. Lentz, Chairman Retirement Committee	June 28, 2002
William J. Rainey, Member Retirement Committee	June 28, 2002
Ullrich E. Porzig, Member Retirement Committee	June 28, 2002
Ronald A. Cooperman, Member Retirement Committee	June 28 2002

EXHIBIT A

Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001, Supplemental Schedule as of and for the Year Ended December 31, 2001, and Independent Auditors' Report

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS

Note: Certain supplemental schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

Deloitte & Touche LLP
Suite 400
1010 Grand Boulevard
Kansas City, Missouri 64106-2232

Tel: (816) 474-6180
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrative Committee of
the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan
Topeka, Kansas

We have audited the accompanying statement of net assets available for benefits of Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2000 were audited by other auditors whose report, dated June 8, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 7, 2002

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments (Note 3)	$142,091,015	$146,380,301
Receivables:		
Employer contributions	3,477,905	5,190,297
Employee contributions	335,957	161,816
Total assets	145,904,877	151,732,414
LIABILITIES -		
Accrued administrative expenses	82,318	75,787
NET ASSETS AVAILABLE FOR BENEFITS	$145,822,559	$151,656,627

See notes to financial statements.

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

	2001
ADDITIONS:	
Investment income (loss):	
Interest	$ 1,157,637
Dividends	389,672
Net depreciation in fair value of investments	(15,086,004)
Net investment loss	(13,538,695)
Contributions:	
Employee contributions	14,259,437
Employer contributions	3,477,905
Other	139,178
Total additions	4,337,825
DEDUCTIONS:	
Benefits paid to participants	9,833,875
Administrative expenses	338,018
Total deductions	10,171,893
DECREASE IN NET ASSETS	(5,834,068)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	151,656,627
End of year	$ 145,822,559

See notes to financial statements.

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001

1. PLAN DESCRIPTION

The following description of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource, Inc. ("Payless" or the "Company") who have completed one year of service and attained the age of 21. The Plan is administered by a committee (the "Committee") consisting of five persons appointed by the Company Board of Directors. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. American Express Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Each year, participants may contribute 1% to 15% of their pay, as defined in the Plan. The Company matching contribution is discretionary and is currently 2½% of Company net profits, as defined by the Plan. The Company matching contribution is allocated in proportion to each participant's contribution up to a total of 5% of participants' pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the Plan year. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to certain Internal Revenue Code Limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers two common/collective trust funds, six mutual funds and a Company stock fund for participants.

Vesting - Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, company contributions were fully vested immediately. Effective August 1, 1997, participants are vested in company contributions and earnings on company contributions in accordance with the following schedule:

Yeas of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25 %
3 years	50 %
4 years	75 %
5 years	100 %

Payment of Benefits - Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Payless Common Stock Fund may be made in shares of Payless common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

Participant Loans - Participants may borrow from their fund accounts to the extent that such loan, when added to the outstanding balance of all other loans to the Participant would not exceed the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one-year period ending the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made, or (b) one-half the present value of the nonforfeitable accrued benefit of the Participant. Interest rates are commensurate with local prevailing rates as determined by the Committee.

Forfeited Accounts - At December 31, 2001, forfeited nonvested accounts totaled $184,978. Forfeitures are used to: 1) restore any amounts previously forfeited from rehired participant accounts, 2) pay administrative expenses and 3) the balance, if any, shall be added to and allocated with the Company matching contribution for the plan year, as described in the Plan document. Also, for Plan year 2001, $136,516 from forfeited nonvested accounts were used to pay Plan expenses and $172,214 will be allocated with the 2001 Company match in 2002.

Plan Amendments - On March 20, 2000, the Plan was amended to adopt the following items: 1) appoint American Express as trustee, record keeper and asset custodian, 2) provide for daily valuation of Plan assets, 3) permit rollovers into the Plan, 4) allow participants to borrow from their account subject to certain limitations and 5) the name of the Plan was changed from Payless ShoeSource, Inc. Profit Sharing Plan to Payless ShoeSource, Inc. 401(k) Profit Sharing Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilized various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Investment in the common/collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000, are as follows.

	December 31, 2001	December 31, 2000
Payless Common Stock Fund	$31,147,046	$41,378,390
AET Income Fund II	42,807,713	36,041,421
AET Equity Index Income Fund I	29,524,714	34,643,512
PIMCO Total Return Fund	14,386,038	10,211,247
Invesco Dynamics Fund	7,514,468	9,631,755

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $15,086,004 as follows:

Mutual Funds	$ (7,139,249)
Common Stock	(7,946,755)
	$(15,086,004)

5. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 1997, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

* * * * * *

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT THE END OF YEAR
DECEMBER 31, 2001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Current Value
*	AET Income Fund II	Common/Collective Trust Fund 1,956,112 shares	$ 42,807,713
*	AET Equity Index Income Fund I	Common/Collective Trust Fund 875,117 shares	29,524,714
	PIMCO Total Return Fund	Mutual Fund 1,375,338 shares	14,386,038
	Invesco Balanced Fund	Mutual Fund 93,688 shares	1,370,660
	AXP New Dimensions Fund	Mutual Fund 77,948 shares	1,915,971
	Davis New Venture Fund Class A	Mutual Fund 116,340 shares	2,958,520
	Invesco Dynamics Fund	Mutual Fund 471,718 shares	7,514,468
	Janus Overseas Fund	Mutual Fund 257,977 shares	5,236,929
*	Payless Common Stock Fund	Mutual Fund 2,950,090 shares	31,147,046
	Participant Loans	Participant loans (maturing from 2003 to 2016 at interest rates from 6.0% to 10.5%)	5,228,956
			$142,091,015

* Represents party-in-interest to the Plan.

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-28483 of Payless ShoeSource, Inc. on Form S-8 of our report dated June 7, 2002, appearing in this Annual Report on Form 11-K of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Kansas City, Missouri
June 28, 2002